Exhibit 99.1

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument

51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Annual and Special Meeting of Shareholders of the Company held on Friday, May 16, 2014. All matters placed before the shareholders for consideration were approved.

MATTER VOTED UPON	VOTING RESULTS		OUTCOME OF VOTE

	FOR	AGAINST
1. To fix the number of Directors at five (5).	69,566,764 (99.47%)	373,776 (0.53%)	Carried

2. Election of Directors:	FOR	WITHHELD
Nolan Watson	48,117,258 (98.48%)	743,407 (1.52%)	Carried
David Awram	48,514,291 (99.29%)	346,374 (0.71%)	Carried
David E. De Witt	39,689,318 (81.23%)	9,171,346 (18.77%)	Carried
Andrew T. Swarthout	39,056,653 (79.93%)	9,804,011 (20.07%)	Carried
John P.A. Budreski	39,694,032 (81.24%)	9,166,633 (18.76%)	Carried

	FOR	WITHHELD
3. Appointment of Deloitte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	69,978,134 (99.18%)	575,314 (0.82%)	Carried

	FOR	AGAINST
4. Ordinary Resolution confirming the Company’s Shareholder Rights Plan.	36,052,982 (73.79%)	12,807,684 (26.21%)	Carried

DATED at Vancouver, British Columbia, this 16th day of May, 2014.

SANDSTORM GOLD LTD.

Per:	“Christine Gregory”
Christine Gregory
Corporate Secretary